DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

June 4, 2009

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3010CF/AD8
ATTN:                      Tom Kluck and Erin Martin
Washington, DC 20549

Re:	Cornerstone Core Properties REIT, Inc.
Pre-Effective Amendment No. 2 to Form S-11
Commission File No. 333-155640

Dear Mr. Kluck and Ms. Martin:

On behalf of the Cornerstone Core Properties REIT, Inc. (the “registrant”), we are submitting further correspondence to inform the staff of additional verbal comments to the above-referenced filing received by the registrant from the Corporate Financing Department of the Financial Industry Regulatory Authority (“FINRA”) on June 3, 2009.  The relevant comments and the registrant’s proposed revisions to the above-referenced filing are set forth below.  We respectfully request permission to include the revisions to the prospectus requested by FINRA in the registrant’s final 424(b)(3) prospectus to be filed upon effectiveness of the above-referenced filing.

For your convenience, we have summarized the verbal comments received from FINRA that would require revisions to the registrant’s prospectus, followed by the proposed revisions.

Comment: Notwithstanding your response in your May 22, 2009 response letter to FINRA, revise the disclosure in the Registration Statement and the Advisory Agreement to clarify the disclosure regarding the Advisor’s obligation to reimburse the Company at the completion of an offering for O&O expenses to the extent (i) O&O expenses (other than selling commissions, dealer manager fee and non-accountable diligence expenses) exceed 3.5% of offering proceeds of the completed offering, and (ii) to the extent O&O expenses (including selling commissions, dealer manager fee and non-accountable diligence expenses) exceed 13.5% of offering proceeds of the completed offering.

Response:  See Exhibit A attached hereto for the proposed revisions to the Registration Statement in response to this comment.  Also attached as Exhibit B are the proposed changes to the Advisory Agreement in response to this comment.  The changes to the Advisory Agreement will become effective upon obtaining any required board approval of each party to the agreement and the execution of the amendment by the appropriate representatives of each party to the agreement. The

Comment: Revise the disclosure in the Plan of Distribution section of the Registration Statement to clarify the fee arrangements between the Dealer Manager and registered investment advisors, including those affiliated with broker dealers and those unaffiliated with broker dealers.

Response:  See Exhibit A attached hereto for the proposed revisions to the Plan of Distribution section in response to this comment.

The registrant acknowledges that: (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

June 4, 2009
Page Two

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

Robert H. Bergdolt
Partner

Exhibit A

The marks highlight changes between the proposed revisions and the original language as filed in Pre-effective Amendment No. 2.  Page numbers refer to the prospectus contained in Pre-effective Amendment No. 2

Q&A Section - Pages 12-14 of prospectus

Q:	What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?

A:
We will incur substantial fees and expenses in our organization and offering stage, our acquisition and operating stage and our property disposition stage. In most cases, these fees and expenses will be paid to our advisor or its affiliates, including our dealer manager. These fees, which are discussed in detail in the “Management—Management Compensation” section of this prospectus, are summarized below.

Offering Stage

•	Sales commissions (payable to our dealer manager) up to 7% of gross offering proceeds from our primary offering, some or all of which may be re-allowed to participating brokers.

•	Dealer manager fees (payable to our dealer manager) up to 3% of gross offering proceeds from our primary offering, some or all of which may be re-allowed to participating brokers.

•
A due diligence expense allowance (payable to the dealer manager) for bona fide invoiced due diligence expenses, some or all of which may be re-allowed to participating brokers for bona fide invoiced due diligence expenses.

•
Organization and offering expenses are expected to ~~average between~~be approximately 1% ~~and 2%~~ of total gross offering proceeds if we sell the maximum offering.  At times during our offering stage, before the maximum amount of gross proceeds has been raised, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised.  However, ~~but~~ our advisor has agreed to reimburse us to the extent that ~~our~~the organization and offering expenses to be paid by us out of offering proceeds exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering.   Pursuant to FINRA and state regulations, in no event may organization and offering expenses paid by us out of offering proceeds exceed 5% of aggregate gross offering proceeds.  Organization and offering expenses described in this paragraph include only actual expenses incurred in connection with the offering, excluding sales commissions and the dealer manager fee, and do not include any other items of value deemed to be underwriting compensation under the rules of FINRA.

Acquisition and Operating Stage

•	Property acquisition fees (payable to our advisor or its affiliates) equal to 2% of gross offering proceeds from our primary offering.

•	Reimbursement of acquisition expenses to our advisor and its affiliates.

•
Monthly asset management fees (payable to our advisor) equal to one-twelfth of 1% of the book values of our assets invested, directly or indirectly, in real estate before non-cash reserves, plus direct and indirect costs and expenses incurred by our advisor in providing asset management services.

•	Operating expenses including our advisor’s direct and indirect cost of providing administrative services will be reimbursed to our advisor.

Listing/Liquidation Stage

•
Property disposition fees (payable to our advisor or its affiliates), if our advisor or its affiliates perform substantial services in connection with property sales, up to 3% of the price of the properties sold.

•
After stockholders have received cumulative distributions equal to $8 per share (less any returns of capital) plus cumulative, non-compounded annual returns on net invested capital, our advisor will be paid a subordinated participation in net sale proceeds ranging from a low of 5% of net sales provided investors have earned annualized returns of 6% to a high of 15% of net sales proceeds if investors have earned annualized returns of 10% or more.

•
Upon termination of the advisory agreement, our advisor will receive the subordinated performance fee due upon termination in the form of a promissory note. This fee ranges from a low of 5% of the amount by which the sum of the appraised value of our assets minus our liabilities on the date the advisory agreement is terminated plus total dividends (other than stock dividends) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the appraised value of our assets minus our liabilities plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 10% or more.

•
In the event we list our stock for trading, our advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds. This fee ranges from a low of 5% of the amount by which the market value of our common stock plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the market value of our stock plus all prior dividends (other than stock dividends) exceeds the amount of invested capital plus annualized returns of 10% or more.

Summary of Fees Paid to Date

The following table summarizes the fees and reimbursements that our advisor and its affiliates have received in from us from the time of our inception through March 31, 2009:

Type of Compensation	Amounts Paid or Reimbursed - Inception to March 31, 2009 (1)
Offering Stage
Sales Commissions		$10,660,000
Dealer Manager Fee		$4,678,000
Organization and Offering Expenses (2)		$4,318,000
Acquisition and Operational Stage
Acquisition Fees		$3,116,000
Acquisition Expenses	$	―
Asset Management Fee		$2,448,000
Operating Expenses		$1,990,000
Property Management and Leasing Fees		$65,000
Listing/Liquidation Stage
Subordinated Disposition Fee	We had not paid or incurred any subordinated disposition fees as of March 31, 2009.
Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	We had not paid or incurred any subordinated participation in net sale proceeds as of March 31, 2009.
Subordinated Performance Fee Due Upon Termination	We had not paid or incurred any subordinated performance fees as of March 31, 2009.
Subordinated Incentive Listing Fee	We had not paid or incurred any subordinated incentive listing fees as of March 31, 2009.

(1)	At March 31, 2009, compensation to our advisor and its affiliates incurred but not yet paid was approximately $88,000, representing normal accruals for March 2009 activities.

(2)
At times during our offering stage, before the maximum amount of gross proceeds has been raised, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised.  However, ~~but~~ our advisor has agreed to reimburse us to the extent that ~~our~~the organization and offering expenses to be paid by us out of offering proceeds exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also ~~pay~~reimburse us for any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.  Pursuant to FINRA and state regulations, in no event may organization and offering expenses paid by us out of offering proceeds exceed 5% of aggregate gross offering proceeds, nor may organization and offering expenses, together with selling commissions, the dealer manager fee and any other items of underwriting compensation, exceed 15% of gross offering proceeds.  Organization and offering expenses described in this paragraph include only actual expenses incurred in connection with the offering, excluding sales commissions and the dealer manager fee, and do not include any other item of value deemed to be underwriting compensation under the rules of FINRA.

See “Management Compensation” and “Plan of Distribution” for a more detailed description of the fees and expenses payable to our advisor, our dealer manager and their affiliates.

Footnote #2 to Use of Proceeds Table – Page 37 of prospectus

(2)
Organization and offering expenses consist of all actual expenses (other than sales commissions and the dealer manager fee) ~~to be paid~~incurred by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, and other accountable offering expenses, including, but not limited to: (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the offering of our shares; (iii) issuer’s costs of conducting our training and education meetings; (iv) issuer’s costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide invoiced due diligence expenses.  At times during our offering stage, before the maximum amount of gross proceeds has been raised, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised.  However, ~~but~~ our advisor has agreed to reimburse us to the extent that ~~our~~the organization and offering expenses to paid by us out of offering proceeds exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering.  Pursuant to FINRA and state regulations, in no event may organization and offering expenses paid by us out of offering proceeds exceed 5% of aggregate gross offering proceeds.  Organization and offering expenses described above include only actual expenses incurred in connection with the offering, excluding sales commissions and the dealer manager fee, and do not include any other items of value deemed to be underwriting compensation under the rules of FINRA.

Description of O&O expenses in the management compensation table – Page 45 of prospectus

Organization and Offering Expenses (4)
Organization and offering expenses to be incurred in connection with this offering are estimated to be ~~1.0~~0.9% of total gross offering proceeds in the event we sell the maximum offering. At times during our offering stage, before the maximum amount of gross proceeds has been raised, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised.  However, ~~but~~ our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also ~~pay~~reimburse us for any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds. Pursuant to FINRA and state regulations, in no event may organization and offering expenses paid by us out of offering proceeds exceed 5% of aggregate gross offering proceeds, nor may organization and offering expenses, together with selling commissions, the dealer manager fee and any other items of underwriting compensation, exceed 15% of gross offering proceeds.
Organization and offering expenses described above include only actual expenses incurred in connection with the offering, excluding sales commissions and the dealer manager fee, and do not include any other items of value deemed to be underwriting compensation under the rules of FINRA.
	$4,318,000	We estimate the total amount of the organization and offering expenses to be approximately $5,466,000.

Description of arrangements between the Dealer Manager and registered investment advisors – page 104 of prospectus

Sales Through ~~Fee-for-Service~~ Investment Advisors.  Our stock may also be sold to the clients of registered investment advisors ~~who are generally~~.  Sales of our stock may be made through investment advisors who are unaffiliated with a broker dealer if such investment advisors are compensated on a fee-for-service basis by the investor.  In the event of ~~the~~a sale of stock in our primary offering through such an unaffiliated investment advisor~~, including and investment advisor affiliated with a broker dealer, who is compensated on a fee-for-service basis by the investor~~, the dealer manager will waive its right to ~~a commission~~sales commissions, the investment advisor will not receive any sales commissions and we will sell such ~~stock~~shares for $7.44 per share, reflecting that sales commissions in the amount of $0.56 per share will not be payable.  ~~If the sale of stock in our primary offering is through an investment advisor affiliated with a participating broker dealer who is not~~The dealer manager will receive a dealer manager fee in connection with sales through all registered investment advisors, whether affiliated or unaffiliated with broker dealers and whether compensated on a fee-for-service basis or not.

Sales of our stock may also be made through investment advisors who are affiliated with broker dealers.  The compensation of these investment advisors depends on whether such investment advisors are compensated on a fee-for-service basis by the investor~~, then~~ or not.  In the event of a sale of stock in our primary offering through an investment advisor affiliated with a broker dealer who is compensated on a fee-for-service basis, the dealer manager will waive its right to sales commissions, the investment advisor will not receive any sales commissions and we will sell the shares for $7.44 per share, reflecting that sales commissions in the amount of $0.56 per share will not be payable.  In the event of a sale of stock in our primary offering through an investment advisor affiliated with a broker dealer who is not compensated on a fee-for-service basis, we will sell the shares for $8.00 per share, the dealer manager will receive sales commissions of up to 7% of the gross offering proceeds ~~for stock sold in the primary offering which may be reallowed as described above under “Sales Through Broker Dealers Compensated on a Commission Basis.”~~of such sales, and such sales commissions will be paid to the broker dealer with whom such investment advisor is affiliated pursuant to the participating broker agreement executed between the dealer manager and such broker dealer.  The dealer manager will receive a dealer manager fee in connection with sales through all registered investment advisors, whether affiliated or unaffiliated with broker dealers and whether compensated on a fee-for-service basis or not.

Description of O&O expenses – Page 104 of prospectus

In accordance with the rules of FINRA, in no event will our total underwriting compensation, including but not limited to sales commissions, the dealer manager fee and expense reimbursements to our dealer manager and participating broker-dealers, exceed 10% of our gross offering proceeds, in the aggregate, (excluding bona fide invoiced due diligence expenses). We may also reimburse the advisor for all expenses incurred by the advisor, the dealer manager and their affiliates in connection with this offering and our organization. FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds. In no event will our total organization and offering expenses exceed the levels set forth in the following table:

Organization and Offering Expenses:
Expense	Maximum Percent of Gross Offering Proceeds (1)
Sales commissions	7.0%
Dealer manager fee	3.0%
All other organization and offering expenses(2)	3.5%
Maximum we will pay	13.5%

_________________________________________________

(1)	Expense amounts are calculated as a percentage of gross proceeds from our primary offering.
(2)
Includes allowance for bona fide invoiced due diligence expenses.  At times during our offering stage, before the maximum amount of gross proceeds has been raised, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, ~~but~~  However, our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. Organization and offering expenses include only actual expenses incurred in connection with the offering.  Pursuant to FINRA and state regulations, in no event may organization and offering expenses paid by us out of offering proceeds exceed 5% of aggregate gross offering proceeds.  Organization and offering expenses include only actual expenses incurred in connection with the offering, excluding sales commissions and the dealer manager fee, and do not include any other items of value deemed to be underwriting compensation under the rules of FINRA.

Exhibit B

Marks show proposed changes to advisory agreement as filed with the SEC on December 23, 2005 with post-effective amendment no. 1 to the registrant’s registration statement on Form S-11 (Registration no. 333-121238) and incorporated by reference into Pre-effective Amendment No. 2.

Definition of “Capped O&O Expenses”

Capped O&O Expenses means all Organizational and Offering Expenses (other than Sales Commissions, dealer manager fee and other underwriting compensation) in excess of 3.5% of the Gross Proceeds raised in a completed Offering other than Gross Proceeds from Stock sold pursuant to the Reinvestment Plan.

Definition of “Organizational and Offering Expenses”

Organizational and Offering Expenses means any and all actual costs and expenses incurred by the Company, the Advisor or any Affiliate of either in connection with and in preparing the Company for registration of and subsequently offering and distributing its Stock to the public, which may include but are not limited to total underwriting and brokerage discounts and commissions (including fees of the underwriters' attorneys), legal, accounting and escrow fees, expenses for printing, engraving, amending, supplementing and mailing, distribution costs, compensation to employees while engaged in registering, marketing and wholesaling the Stock, telegraph and telephone costs, all advertising and marketing expenses (including the costs related to investor and broker-dealer sales meetings), charges of transfer agents, registrars, trustees, escrow holders, depositories, experts, and fees, expenses and taxes related to the filing, registration and qualification of the sale of the Securities under Federal and State laws, including accountants' and attorneys' fees and other accountable offering expenses. Organization and Offering Expenses may include, but are not limited to: (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as compensation to and direct expenses of the Advisor's employees or employees of the Advisor's Affiliates in connection with registering and marketing the Stock; (ii) compensation to and direct expenses of employees of the Dealer Manager while preparing for the offering and marketing of the Stock and in connection with their wholesaling activities but not Sales Commissions; (iii) travel and entertainment expenses related to the offering and marketing of the Stock; (iv) facilities and technology costs and other costs and expenses associated with the offering and to facilitate the marketing of the Stock including Web site design and management; (v) costs and expenses of conducting training and educational conferences and seminars; (vi) costs and expenses of attending broker-dealer sponsored retail seminars or conferences; and (vii) payment or reimbursement of bona fide due diligence expenses.

Section 10(a)(i)

10. Expenses.

(a) Reimbursable Expenses. In addition to the compensation paid to the Advisor pursuant to Section 9 hereof, the Company shall pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor (to the extent not reimbursable by another party, such as the Dealer Manager) in connection with the services it provides to the Company pursuant to this Agreement, including, but not limited to:

(i) the Organization and Offering Expenses; provided, however, that within 60 days after the end of the month in which an Offering terminates, the Advisor shall reimburse the Company to the extent (i) Capped O&O Expenses borne by the Company exceed 3.5% of the Gross Proceeds raised in a completed Offering and (ii) Organization and Offering Expenses borne by the Company (including selling commissions, dealer manager fees and non-accountable due diligence expense allowance but not including Acquisition Fees or Acquisition Expenses) exceed 13.5% of the Gross Proceeds raised in a completed Offering; provided further that, pursuant to FINRA and state regulations, in no event may Capped O&O Expenses borne by the Company exceed 5% of Gross Proceeds raised in a completed Offering, nor may Organization and Offering Expenses exceed 15% of Gross Proceeds raised in a completed Offering.